SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                          INFORMATION TO BE INCLUDED IN
                 STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 9)

                       America Online Latin America, Inc.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
   -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02365B100
              ---------------------------------------------------
                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel
                              AOL Time Warner Inc.
                              75 Rockefeller Plaza
                            New York, New York 10019
                                 (212) 484-8000

                                    Copy to:

                              Peter S. Malloy, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
              ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 March 31, 2003
              ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

CUSIP No. 02365B100                                                 Page 2 of 16
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                   AOL Time Warner Inc.                        13-4099534
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                   (a) [x]
                                   (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY:
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS:

                   OO
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                             [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------- ----------------------------------------------------------------------
-------------------- ---------- ------------------------------------------------
  NUMBER OF           7         SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                             65,529,487(1)
    EACH             ---------- ------------------------------------------------
  REPORTING          ---------- ------------------------------------------------
 PERSON WITH          8         SHARED VOTING POWER


                                      136,551,706(2)
                     ---------- ------------------------------------------------
                     ---------- ------------------------------------------------
                      9         SOLE DISPOSITIVE POWER


                                       65,529,487
                     ---------- ------------------------------------------------
                     ---------- ------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                      136,851,706(3)
-------------------- ---------- ------------------------------------------------
--------- ----------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:11

                   202,381,193
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES:  [x]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   68.1%(4)
--------- ----------------------------------------------------------------------
----------------------------------
1 Represents 44,150,105 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of America Online Latin America, Inc. ("AOL-LA") into which (ultimately) the $160,000,000 11% senior convertible notes owned by AOL Time Warner Inc. ("AOL Time Warner"), are immediately convertible at an initial conversion price of $3.624 plus 21,379,382 shares of Class A Common Stock into which (ultimately) 21,379,382 shares of Series B Redeemable Convertible Preferred Stock owned by AOL Time Warner are immediately convertible on a one-for-one basis.

2 Calculated pursuant to Rule 13d-3, includes (i) 40,169,780 shares of Class A Common Stock owned by America Online, Inc. ("AOL"), (ii) 79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

3    Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
     described in number 8 above plus 300,000 shares of Class A Common Stock issuable upon exercise of certain employee options issued by AOL-LA.






CUSIP No. 02365B100                                                 Page 3 of 16

--------- ----------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON:

                   HC, CO
--------- ----------------------------------------------------------------------


















































----------------------------------

4. For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 135,135,137 shares of Class A Common Stock outstanding (including 40,169,780 shares of Class A Common Stock owned by AOL) as of March 25, 2003 based on AOL-LA's Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 31, 2003,
     (ii) 79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant, (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options, (v) 44,150,105 shares of Class A Common Stock issuable upon conversion of AOL Time Warner's $160,000,000 11% senior convertible notes and (vi) 21,379,382 shares of Class A Common Stock into which (ultimately) 21,379,382 shares of Series B Redeemable Convertible Preferred Stock owned by AOL Time Warner are immediately convertible on a one-for-one basis.

CUSIP No. 02365B100                                                 Page 4 of 16
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                   America Online, Inc.                       54-1322110
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                   (a) [x]
                                   (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY:

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS:

                   Not Applicable
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                               [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------- ----------------------------------------------------------------------
-------------------- -------- --------------------------------------------------
 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY                           0
   EACH              -------- --------------------------------------------------
 REPORTING           -------- --------------------------------------------------
PERSON WITH           8       SHARED VOTING POWER

                                       136,551,706(1)
                     -------- --------------------------------------------------
                     -------- --------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                                       0
                     -------- --------------------------------------------------
                     -------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER


                                       136,851,706(2)
-------------------- -------- --------------------------------------------------
--------- ----------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                   136,851,706
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES:  [ x ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                    59.0%(3)
--------- ----------------------------------------------------------------------
----------------------------------
1 Calculated pursuant to Rule 13d-3, includes (i) 40,169,780 shares of Class A Common Stock owned by AOL, (ii) 79,840,676 shares of Class A Common Stock in which (ultimately) 79,840,676 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

2    Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
     described in number 8 above plus 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                                 Page 5 of 16


--------- ----------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON:

                   CO
--------- ----------------------------------------------------------------------

----------------------------------
3 For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 135,135,137 shares of Class A Common Stock outstanding (including 40,169,780 shares of Class A Common Stock owned by AOL) based on AOL-LA's Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 31, 2003, (ii) 79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable (ultimately) upon exercise of AOL's immediately exercisable warrant and (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                                 Page 6 of 16


     AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly-owned subsidiary, America Online, Inc., a Delaware corporation ("AOL") (collectively, the "Reporting Persons"), hereby file this Amendment No. 9 ("Amendment No. 9") to amend and supplement the statement on Schedule 13D originally filed on August 22, 2000 and amended on January 22, 2001 and February 27, 2001, further amended and restated in its entirety on April 13, 2001 and further amended on April 5, 2002 ("Amendment No. 4"), June 17, 2002 ("Amendment No. 5"), August 29, 2002 ("Amendment No. 6"), October 18, 2002 ("Amendment No. 7") and January 24, 2003 ("Amendment No. 8") (as previously so amended, the "Statement"), with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). As provided in the Joint Filing Agreement filed as Exhibit 13 to Amendment No. 4, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

     Unless otherwise expressly set forth herein, capitalized terms not defined in this Amendment No. 9 have the meanings given to such terms in the Statement.

Item 1. Security and Issuer

     This Amendment No. 9 relates to the Class A Common Stock of AOL-LA. The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 400, Fort Lauderdale, Florida 33309.

Item 2. Identity and Background

     Item 2 of the Statement is hereby amended by deleting the first paragraph thereof and adding the following in lieu thereof:

     This Amendment No. 9 is being filed by AOL Time Warner, a Delaware corporation having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019, and AOL, a Delaware corporation having its principal executive offices at 22000 AOL Way, Dulles, Virginia 20166. The Reporting Persons may be deemed members of a "group" (as such term is defined pursuant to Regulation 13D under the Exchange Act) that may be deemed to have been formed by
(i) the Reporting Persons and (ii) Gustavo A. Cisneros, Ricardo J. Cisneros, Aspen Investments LLC, a Delaware limited liability company ("Aspen"), and Atlantis Investments LLC, a Delaware limited liability company ("Atlantis" and, together with Aspen, "ODC") (collectively, the "Cisneros Group"), by virtue of the agreements among the Reporting Persons and the Cisneros Group described elsewhere in this Amendment No. 9 or the Statement. Until December 28, 2000, the Cisneros Group included Riverview Media Corp., a British Virgin Islands corporation ("Riverview"); on that date Riverview assigned to each of Aspen and Atlantis, on an equal basis, all of its right, title and interest in and to the shares of Class A Common Stock beneficially owned by Riverview. In addition, a "group" may be deemed to have been formed by the Reporting Persons, the Cisneros Group, and Banco Itau S.A., a Brazilian Sociedade Anonima ("Banco Itau"), Banco Itau's affiliate, Banco Banerj S.A., a Brazilian Sociedade Anonima ("Banco Banerj"), Banco Itau, S.A.-Cayman Branch, a Brazilian Sociedade Anonima ("Banco Itau -Cayman"), and Itau Bank Limited, a Cayman limited liability company (collectively, the "Banco Itau Reporting Persons"), by virtue of the agreements among the Reporting Persons, the Cisneros Group and the Banco Itau Reporting Persons described

CUSIP No. 02365B100                                                 Page 7 of 16

elsewhere in this Statement. The addresses of the Cisneros Group and the Banco Itau Reporting Persons are set forth in Schedule I to this Amendment No. 9.

     Item 2 of the Statement is hereby amended by deleting the last paragraph thereof and adding the following in lieu thereof:

     Except as provided in Item 6 of this Statement, to the best knowledge of the Reporting Persons, no directors or officers of the Reporting Persons have legal or beneficial ownership of any shares of Class A Common Stock of AOL-LA.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by adding the following as the last paragraph thereof:

     In accordance with the terms of the Tranche Notes (as defined in Item 5), on March 31, 2003, AOL-LA issued 10,513,739 shares of Series B Preferred Stock to AOL Time Warner as payment of interest due as of such date on $160,000,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 held by AOL Time Warner.

Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended by deleting the second to last paragraph thereof and adding the following in lieu thereof:

     Except as set forth elsewhere in this Statement, neither AOL Time Warner nor AOL has any current plans or proposals which relate to or would result in any of the actions requiring disclosure pursuant to Item 4 of Schedule 13D, although AOL Time Warner and AOL do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated to read in its entirety as follows:

     The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

     As of March 25, 2003, based on AOL-LA's Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 31, 2003, there were 135,135,137 shares of Class A Common Stock outstanding. No shares of AOL-LA's Class B Common Stock or Class C Common Stock were outstanding. For purposes of Rule 13d-3 under the Exchange Act, the Class A Common Stock issuable, directly or indirectly, upon conversion of the Series B Preferred Stock currently held by AOL, upon exercise of the AOL Warrant, and upon exercise by the Employees (defined below) of their options, (i) with respect to percentage ownership calculations made herein for AOL, increase the number of Class A Common Stock outstanding

CUSIP No. 02365B100                                                 Page 8 of 16

to 231,817,063(1) and (ii) together with the 65,529,487 shares of Class A Common Stock issuable, directly or indirectly, upon conversion of (x) the First Tranche Notes, the Second Tranche Notes, the Third Tranche Notes, the Fourth Tranche Notes, the Fifth Tranche Notes, the Sixth Tranche Notes, the Seventh Tranche Notes and the Eighth Tranche Notes (collectively, the "Tranche Notes") and (y) the 21,379,382 shares of Series B Preferred Stock issued to AOL Time Warner by AOL-LA as payment of interest due on the Tranche Notes with respect to percentage ownership calculations made herein for AOL Time Warner, increase the number of Class A Common Stock outstanding to 297,346,550.

     As of the date hereof, the Reporting Persons (i) beneficially own 40,169,780 shares of Class A Common Stock held by AOL and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional 96,381,926 shares of Class A Common Stock, which are issuable upon conversion, directly or indirectly, of all of the shares of Series B Preferred Stock held by AOL and upon exercise of the AOL Warrant. Shares of Series B Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one share-for-one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, the Reporting Persons may also be deemed to beneficially own options to purchase an aggregate of 300,000 shares of Class A Common Stock. As stated in Item 6 below, upon the consummation of AOL-LA's initial public offering, Michael Lynton, J. Michael Kelly and Gerald Sokol, Jr., employees of AOL or AOL Time Warner, were each granted an option to purchase 60,000 shares of Class A Common Stock. Janice Brandt and Joseph Ripp, employees of AOL (each an "Employee" and along with Messrs. Lynton, Kelly and Sokol, the "Employees"), were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the board of directors of AOL-LA. Under the Reporting Persons' conflicts of interest standards, each such Employee must transfer the economic benefit of his or her options to AOL Time Warner or AOL, as applicable. Although each such Employee is the record holder of the option, AOL and AOL Time Warner hold or share the disposition power with respect to all of the shares of Class A Common Stock underlying the options. The filing of Amendments to the Statement, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder that any of such Employees is the beneficial owner of any securities of AOL-LA other than the options and shares of Class A Common Stock underlying the options issued to such Employee.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, AOL Time Warner may also be deemed to beneficially own an additional 65,529,487 shares of Class A Common Stock which are issuable upon conversion, directly or indirectly, of: (i) the Tranche Notes at the conversion price of $3.624 per share, as the same may be adjusted in accordance with the terms of the Tranche Notes and (ii) the shares of Series B Preferred Stock issued to AOL Time Warner by AOL-LA as payment of interest due on the Tranche Notes. As further described in Item 6, the Tranche Notes are convertible at any time into Applicable Shares (as


---------------------------------
1 Includes (i) the 135,135,137 shares of Class A Common Stock outstanding (including 40,169,780 shares of Class A Common Stock owned by AOL), (ii)
     79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant and (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                                 Page 9 of 16

defined in Item 6 of the Statement), which may be shares of Series B Preferred Stock or Class A Common Stock, in any case at a conversion price of $3.624 per share.

     AOL and AOL Time Warner have shared power to vote and dispose of 40,169,780 shares of Class A Common Stock held by AOL, the 79,840,676 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series B Preferred Stock held by AOL, and 16,541,250 shares of Class A Common Stock issuable upon exercise of the AOL Warrant. AOL and AOL Time Warner share the power to dispose of the 300,000 shares of Class A Common Stock issuable upon exercise of the stock options that were granted to the Employees. AOL Time Warner has sole power to vote and dispose of the 65,529,487 shares of Class A Common Stock that are issuable upon conversion, directly or indirectly, of both the Tranche Notes acquired by AOL Time Warner pursuant to the Note Purchase Agreement and the shares of Series B Preferred Stock issued to AOL Time Warner as payment of interest due on the Tranche Notes.

     Consequently, under Rule 13d-3(a), upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant and the exercise of the stock options granted to the Employees, AOL would beneficially own 136,851,706 shares of Class A Common Stock in the aggregate, or approximately 59.0% of the 231,817,063 shares of Class A Common Stock that would be issued and outstanding. Upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant, the exercise of the stock options granted to the Employees, the conversion of the B Stock held by AOL Time Warner and the conversion of the Tranche Notes, AOL Time Warner would beneficially own 202,381,193 shares of Class A Common Stock in the aggregate, or approximately 68.1% of the 297,346,550 shares of Class A Common Stock that would be issued and outstanding. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and
(iii) the exercise and conversion of all outstanding warrants and stock options held by the Reporting Persons, AOL and AOL Time Warner would beneficially own approximately 36.3% and 53.7%, respectively, of the 376,985,252 shares of Class A Common Stock of AOL-LA that would be issued and outstanding.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Second Amended and Restated Stockholders' Agreement, the ODC Voting Agreement and the Second Amended and Restated AOL-ODC Registration Rights Agreement (each as defined in Item 6 of the Statement), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Cisneros Group. As of the date hereof, the Cisneros Group beneficially owns 35,895,292 shares of Class A Common Stock, 79,518,702 shares of Series C Preferred Stock, which represents all of such Series C Preferred Stock outstanding, and currently exercisable options to purchase 120,000 shares of Class A Common Stock. Shares of Series C Preferred Stock are convertible into AOL-LA's Class C Common Stock at any time, initially on a one share-for-one share basis, and such Class C Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis. As of the date hereof, the Cisneros Group beneficially owns an aggregate of 115,533,994 shares of Class A Common Stock, or approximately 30.6% of the 376,985,252 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and

CUSIP No. 02365B100                                                Page 10 of 16

stock options held by the Reporting Persons. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Cisneros Group.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement and the Itau Voting Agreement (each as defined in Item 6 of the Statement), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itau Reporting Persons. As of the date hereof, the Banco Itau Reporting Persons beneficially own 35,937,840 shares of Class A Common Stock, or approximately 9.5% of the 376,985,252 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options held by the Reporting Persons. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itau Reporting Persons.

     Other than as set forth herein, to the best of the Reporting Persons' knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons nor any of the Reporting Persons' executive officers or directors, beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the Reporting Persons' knowledge, by any subsidiary or affiliate of the Reporting Persons or any of the Reporting Persons' executive officers or directors.

     References to, and descriptions of, the Second Amended and Restated Stockholders' Agreement, the Note Purchase Agreement, the Voting Agreements and the Second Amended and Restated AOL-ODC Registration Rights Agreement are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4 and Amendment No. 6 and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

CUSIP No. 02365B100                                                Page 11 of 16



                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 6, 2003



                                                    AOL TIME WARNER INC.



                                             By: /s/ Wayne H. Pace
                                                --------------------------------
                                             Name:  Wayne H. Pace
                                             Title: Executive Vice President and
                                                    Chief Financial Officer



                                                    AMERICA ONLINE, INC.



                                             By:  /s/ Stephen M. Swad
                                                --------------------------------
                                             Name:  Stephen M. Swad
                                             Title: Executive Vice President and
                                                    Chief Financial Officer

CUSIP No. 02365B100                                                Page 12 of 16

                                   SCHEDULE I

               ADDRESSES OF THE CISNEROS GROUP AND THE BANCO ITAU
                               REPORTING PERSONS
                               -----------------





Atlantis Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Aspen Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Banco Itau, S.A.
Praca Alfredo Egydio de Souza Aranha, 100
Torre Itausa
04344-902 Sao Paulo, SP Brazil

Banco Banerj, S.A.
Rua da Alfandega 28, 9th Floor
Rio de Janeiro, Brazil

Itau Bank Limited
Ansbacher House, 3rd Floor
20 Genesis Close - P.O. Box 2587-GT
Grand Cayman
Cayman Islands, B.W.I.

Banco Itau, S.A.-Cayman Branch
Ansbacher House, 3rd Floor
20 Genesis Close - P.O. Box 2582-GT
Grand Cayman
Cayman Islands, B.W.I.

CUSIP No. 02365B100                                                Page 13 of 16




                                  SCHEDULE II
               DIRECTORS AND EXECUTIVE OFFICERS OF AOL TIME WARNER
               ---------------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of AOL Time Warner. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.





Board of Directors
------------------

Name and Title                  Present Principal Occupation
--------------                  ----------------------------
Stephen M. Case                 Chairman of the Board; AOL Time Warner Inc.
Richard D. Parsons              Chief Executive Officer; AOL Time Warner Inc.
Kenneth J. Novack               Vice Chairman; AOL Time Warner Inc.
R.E. Turner                     Vice Chairman; AOL Time Warner Inc.
Daniel F. Akerson               Former Chairman of the Board and
                                Chief Executive Officer;
                                XO Communications, Inc.
                                11111 Sunset Hills Road
                                Reston, VA 20190
                                (a broadband and communications company)
James L. Barksdale              President and Chief Executive Officer;
                                Barksdale Management Corporation
                                800 Woodland Parkway, Suite 118
                                Ridgland, MS 39157
Stephen F. Bollenbach           President and Chief Executive Officer;
                                Hilton Hotels Corporation
                                9336 Civic Center Drive
                                Beverly Hills, CA 90210
Frank J. Caufield               Co-Founder;
                                Kleiner Perkins Caufield & Byers
                                Four Embarcadero Center
                                San Francisco, CA 94111
                                (a venture capital partnership)
Miles R. Gilburne               Managing Member; ZG Ventures L.L.C.
                                1250 Connecticut Avenue
                                Washington, D.C. 20036
Carla A. Hills                  Chairman and Chief Executive Officer;
                                Hills & Company 1200 19th Street, NW
                                Washington, DC 20036
                                (international trade and investment consultants)

CUSIP No. 02365B100                                                Page 14 of 16

Reuben Mark                     Chairman and Chief Executive Officer;
                                Colgate-Palmolive Company
                                300 Park Avenue
                                New York, NY 10022
                                (consumer products)
Michael A. Miles                Former Chairman of the Board and
                                Chief Executive Officer;
                                Phillip Morris Companies Inc.;
                                Director of Various Companies
                                c/o AOL Time Warner Inc.
Franklin D. Raines              Chairman and Chief Executive Officer;
                                Fannie Mae 3900 Wisconsin Avenue, NW
                                Washington, DC 20016-2806
                                (a non-banking financial services company)
Francis T. Vincent, Jr.         Chairman; Vincent Enterprises and
                                Director of Various Companies;
                                290 Harbor Drive
                                Stamford, CT 06902
                                (a private investment firm)

Executive Officers Who Are Not Directors
----------------------------------------

Name                     Title and Present Principal Occupation
----                     --------------------------------------
Jeffrey A. Bewkes       Chairman, Entertainment & Networks Group;
                           AOL Time Warner Inc.
Don Logan               Chairman, Media & Communications Group;
                           AOL Time Warner Inc.
Paul T. Cappuccio       Executive Vice President, General Counsel and Secretary;
                           AOL Time Warner Inc.
Adolf R. DiBiasio       Executive Vice President of Strategy and Investments;
                           AOL Time Warner Inc.
Patricia Fili-Krushel   Executive Vice President of Administration;
                           AOL Time Warner Inc.
Robert M. Kimmitt       Executive Vice President, Global & Strategic Policy;
                           AOL Time Warner Inc.
Michael M. Lynton       Executive Vice President and President, International;
                           AOL Time Warner Inc.
Olaf Olafsson           Executive Vice President; AOL Time Warner Inc.
Wayne H. Pace           Executive Vice President and Chief Financial Officer;
                           AOL Time Warner Inc.

CUSIP No. 02365B100                                                Page 15 of 16


                                  SCHEDULE III
            DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.
            --------------------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166.

Board of Directors
------------------

Name and Title                  Present Principal Occupation
--------------                  ----------------------------

Don Logan                       Chairman, Media & Communications Group;
                                AOL Time Warner Inc.
                                75 Rockefeller Plaza
                                New York, New York 10019
Jonathan F. Miller              Chairman and Chief Executive Officer;
                                America Online, Inc.
Wayne H. Pace                   Executive Vice President and
                                Chief Financial Officer;
                                AOL Time Warner Inc.
                                75 Rockefeller Plaza
                                New York, New York 10019

Executive Officers Who Are Not Directors
----------------------------------------

Joseph A. Ripp            Vice Chairman; America Online, Inc.
Theodore J. Leonsis       Vice Chairman; America Online, Inc.
Lisa A. Hook              President, AOL Broadband & Premium Services;
                             America Online, Inc.
J. Michael Kelly          Chairman and Chief Executive Officer,
                          AOL International & Web Services; America Online, Inc.
Joseph M. Redling         Chief Marketing Officer; America Online, Inc.
Randall J. Boe            Executive Vice President, General Counsel and
                             Secretary; America Online, Inc.
John Buckley              Executive Vice President, Corporate Communications;
                             America Online, Inc.
Stephen M. Swad           Executive Vice President and Chief Financial Officer;
                             America Online, Inc.
Martin R. Fisher          President, AOL Advanced Services; America Online, Inc.
Michael M. Lynton         President, AOL International; America Online, Inc.
Peter B. Ashkin           Executive Vice President, Advanced Devices;
                             America Online, Inc.
James P. Bankoff          Executive Vice President, AOL Programming;
                             America Online, Inc.
Joel M. Davidson          Executive Vice President, Web Properties;
                             America Online, Inc.
David A. Gang             Executive Vice President, AOL Products;
                             America Online, Inc.
Mark. J. Greatrex         Executive Vice President, Marketing and
                             Brand Development; America Online, Inc.
Matthew R. Korn           Executive Vice President, Network and
                             Data Center Operations; America Online, Inc.
David A. Lebow            Executive Vice President, Core Online Service;
                             America Online, Inc.
Robert Quigley            Executive Vice President & COO, Acquisition Marketing;
                             America Online, Inc.
Neil Smit                 Executive Vice President, Member Services;
                             America Online, Inc.

CUSIP No. 02365B100                                                Page 16 of 16

Leonard V. Short          Executive Vice President, Brand Marketing;
                             America Online, Inc.
Thomas R. Colan           Senior Vice President, Controller and Treasurer;
                             America Online, Inc.